(Check one): ☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL OMB Number: 3235-0058 Expires: March 31, 2006 Estimated average burden hours per response 2.50 SEC FILE NUMBER 000-29512 CUSIP NUMBER 067091108

For Period Ended: January 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

Barbeques Galore Limited

Full Name of Registrant

N/A

Former Name if Applicable

Building A2, Campus Business Park, 350-374 Parramatta Road

Address of Principal Executive Office (Street and Number)

Homebush, New South Wales 2140 Australia

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant has undertaken a review of the accounting treatment of its operating leases, in consultation with its independent auditors, KPMG. As a result, the Registrant restated its consolidated financial statements as of and for the years ended January 31, 2004, 2003, 2002 and 2001, pursuant to the requirements of Financial Accounting Standards Board (“FASB”) Technical Bulletin 85-3, “Accounting for Operating Leases with Scheduled Rent Increases” and FASB Technical Bulletin 88-1, “Issues Relating to Accounting for Leases.”

The restatement involved the Registrant’s financial statements in both the U.S.A. and Australia, (being its countries of operation) and, because of the complexity, has only recently been completed. On current information, final audit clearance from KPMG is anticipated by August 16, 2005.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Robert Barry Gavshon (Name)	061-2 (Area Code)	9735-4228 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Barbeques Galore’s results of operations (in A$ thousands except per share data), for the restated fiscal 2004, being the corresponding period for the last fiscal year (fiscal 2005), are as follows:

Previously reported:
Net (loss)	$(536)
(Loss) per share
Basic	$(0.13)
Diluted	$(0.13)

Restated:
Net (loss)	$(777)
(Loss) per share
Basic	$(0.19)
Diluted	$(0.19)

The significant variances which made up the difference of A$0.06 per share, relate to an increase in SGA and Relocation and closure costs.

Barbeques Galore Limited

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date July 29, 2005	By	/s/ Robert Barry Gavshon
Robert Barry Gavshon
Director and Executive Deputy Chairman

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